

17017598

ON

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

SEC Mail Processing Section
MAR 14 2017
Washington DC
414

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-69213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glacier Point Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27 Hannahs Road, Stamford, CT 06903

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Paciorek 919 850 0888

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor Tillery & Roberts, LLP

(Name – *if individual, state last, first, middle name*)

3605 Glenwood Avenue, Suite 350	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)

RECEIVED
2017 MAR 15 AM 7:11
SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mike Paciorek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glacier Point Capital, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Michael Paciorek, COO

Title


MICHAEL D BEACH
NOTARY PUBLIC
WAKE CO.
NORTH CAROLINA

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Member
Glacier Point Capital, LLC:

We have audited the accompanying balance sheet of Glacier Point Capital, LLC (the "Company", a wholly-owned subsidiary of Honos Financial, LLC) as of December 31, 2016, and the related statements of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 27, 2017

Glacier Point Capital, LLC
(A Wholly-Owned Subsidiary of Honos Financial, LLC)

Balance Sheet

December 31, 2016

Assets		2016
Current Assets:		
Cash	$	31,882
CRD Account		186
Total Assets	$	32,068
Liabilities and Member's Equity		
Liabilities	$	
Member's Equity		32,068
Total Liabilities and Member's Equity	$	32,068

See accompanying notes to financial statements.

Glacier Point Capital, LLC
(A Wholly-Owned Subsidiary of Honos Financial, LLC)

Statement of Income

Year Ended December 31, 2016

	2016
Revenues	$ 11,657
Operating expenses:	
Cost of sales	11,438
Professional Fees	3,000
Regulatory Charge	1,641
Telco	1,021
Insurance	510
	17,610
Income (loss) from operations	(5,953)
Interest income	
Net income (loss)	$ (5,953)

See accompanying notes to financial statements.

Glacier Point Capital, LLC
(A Wholly-Owned Subsidiary of Honos Financial, LLC)

Statement of Changes in Member's Equity

Year ended December 31, 2016

		2016
Member's equity, January 1, 2016	$	253,019
Capital Withdrawals		(214,998)
Net Income (loss)		(5,953)
Member's equity, December 31, 2016	$	32,068

See accompanying notes to financial statements.

Glacier Point Capital, LLC
(A Wholly-Owned Subsidiary of Honos Financial, LLC)

Statement of Cash Flows

Year ended December 31, 2016

		2016
Cash flows from operating activities:		
Net income (loss)	$	(5,953)
Adjustments to reconcile net income (loss)		
to net cash provided (used) by operating activities:		
Changes in operating assets and liabilities:		
CRD Account		(186)
Security Deposit Account		243,861
Net cash provided (used) by operating activities		243,861
Cash provided by financing activities - Capital Withdrawals		(214,998)
Net increase (decrease) in cash		28,863
Cash, beginning of year		3,019
Cash, end of year	$	31,882

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

Organization

Glacier Point Capital, LLC is a wholly-owned subsidiary of Honos Financial, LLC. Glacier Point Capital, LLC operates as a broker dealer and was organized in California on May 1, 2015 as a Limited Liability Company.

Basis of Presentation

The Company 's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Income Taxes

The Company is treated as a LLC for federal and state income tax purposes whereby its earnings and losses are included in the tax returns of the members. The financial statements, therefore, do not reflect a provision for income taxes. Management does not believe the financial statements include any significant uncertain tax positions. Tax year ending December 31, 2016 remains open for examination by taxing authorities as of the date of this report.

(1) Organization and Significant Accounting Policies: (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Net Capital Requirements

The Company is subject to Regulation 1.17(a)(l)(iii)(A) of the Commodity Exchange Act, which requires the maintenance of minimum net capital. As of December 31, 2016, the required minimum net capital was $5,000. As of December 31, 2016, the Company had net capital, as defined, of $31,882, which was $26,882 in excess of required net capital.

(3) Subsequent Events

The date to which events occurring after December 31, 2016, the date of the most recent balance sheet, have been evaluated for possible adjustment to the financial statements or disclosure is February 27, 2017, the date the financial statements were available to be issued.

Schedule 1

Glacier Point Capital, LLC
(A Wholly-Owned Subsidiary of Honas Financial, LLC)

Supplemental Schedule of Computation and Reconciliation of Net Capital in Accordance with Rule 15c3-l of the Securities and Exchange Commission

December 31, 2016

		2016
Net capital:		
Total member's equity	$	32,068
Deduct Non Allowable Assets		186
Net capital	$	31,882
Net capital requirements:		
Broker-dealer	$	5,000
Net capital in excess of requirements		26,882
Net capital as computed above	$	31,882

There are no material differences between the preceding conputation and the Company's corresponding unaudited Form 1-FR-lB report as December 31,2016

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Member
Glacier Point Capital, LLC:

We have reviewed management's statements, included in the accompanying Exemption Statement, in which (1) Glacier Point Capital, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 27, 2017

EXEMPTION STATEMENT

Glacier Point Capital, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Glacier Point Capital, LLC claims an exemption from SEC Rule 15c3-3, during the year ended December 31, 2016, pursuant to paragraph k(2)(ii).

Glacier Point Capital, LLC met the identified exemption provisions throughout the year ended December 31, 2016 without exception.



Michael Paciorek, COO

2-27-17

Date



Financial Industry Regulatory Authority

Certified Article Number

Via Certified/Return Receipt: 9414 7266 9904 2074 0411 37

SENDERS RECORD

March 1, 2017

SEC
Mail Processing
Section
MAR 14 2017
Washington DC
414

Mr. Stephen Ehrlich
Chief Executive Officer & CCO
Glacier Point Capital, LLC
27 Hannahs Road
Stamford, CT 06903

Re: Glacier Point Capital, LLC- Annual Audit Report

Dear Mr. Ehrlich:

This letter is to inform you that your firm's December 31, 2016 annual filing of audited financial statements is deficient under Securities Exchange Act Rule 17a-5 because it did not contain:

1. **An Oath or Affirmation-has the incorrect title of the individual that signed it.**
2. **Firm Exemption has the incorrect title of the individual that signed it.**

We urge you to review this letter with your independent accountant as soon as possible.

* You must re-submit the entire audit, including all documents as required above, through the FINRA Firm Gateway interface found on the FINRA website. Additionally, one copy must be filed ** with the appropriate SEC Regional District Office and one copy with the SEC's Washington, DC Office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page.

Your firm must respond by **March 15, 2017**. Questions may be addressed to the undersigned at (617) 532-3486.

Very truly yours,

[signature]

Cindy L. Miller
Principal Regulatory Coordinator

CLM/jm

* Glacier submitted to finra on 3/1/17 via Gateway

** copies to SEC on 3/12/2017

Enclosure: Form X-17A-5 Part III Facing Page

cc: Paul Levenson, Regional Director
U.S. Securities and Exchange Commission
33 Arch Street - 23rd Floor
Boston, MA 02110-1424

Batchelor Tillery & Roberts
3605 Glenwood Avenue
Suite 350
Raleigh, NC 27612

RECEIVED
2017 MAR 15 AM 7:10
SEC / TM